Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan announces official launch of Manufacturing Services business at
CPhI World meeting on October 5 in Paris and the appointment of Philip
Pratten as VP Manufacturing Services Operations.

ATHLONE, IRELAND, October 4, 2010, Elan Drug Technologies, a business unit of Elan Corporation, plc (NYSE: ELN) announces plans to officially launch its Manufacturing Services business at the CPhI world event in Paris on October 5.

At booth #5D63, Elan Drug Technologies will be highlighting the complete range of services it provides to pharmaceutical companies, including drug product optimisation, scale-up and commercial scale manufacturing of solid oral dosage forms.

"We are very excited to be launching our Manufacturing Services business at this world wide event where up to 25,000 pharmaceutical peers meet.  For over forty years, Elan Drug Technologies has been a leading provider of drug delivery technologies and dosage form development for the pharmaceutical market,” said Shane Cooke, Executive Vice President and Head of Elan Drug Technologies. "We look forward to expanding our services in commercial scale-up and manufacturing, where we can offer a broad range of manufacturing solutions for our clients from our facilities in Europe and the US.”

Elan’s Manufacturing Services offers a significant advantage in outsourcing, including a broad range of services and expertise integrated to one company that is based in the US and Europe.   Building on its over forty years of experience in drug delivery, Elan provides pharmaceutical clients with process design and development expertise, process improvements as well as improved production methods in scale-up and commercial manufacturing.   Elan’s  outstanding quality compliance, together with its excellent track record in product optimisation, have made EDT the supplier of choice for an impressive number of pharmaceutical companies including seven of the world’s leading pharmaceutical companies.

To support the launch of its Manufacturing Services business, Philip Pratten joins the Elan team as Vice President, Manufacturing Services Operations, having worked in Catalent Pharma Solutions and previously with Cardinal Health, GlaxoWellcome and the Wellcome Foundation.  He has almost thirty years of broad based experience in the pharma industry and graduated with a degree in Biophysical Science from North East London Polytechnic (now University of East London).

To organise a meeting with Elan, e-mail edtbusdev@elan.com or visit booth 5D63 in Hall 5 at CPhI.

About Elan Drug Technologies
Elan’s Manufacturing Services is a global business that provides product development and manufacturing services to the pharmaceutical market and is part of Elan Drug Technologies (EDT).  Building on our process development expertise, we offer customers access to our drug product optimisation, scale-up and commercial manufacturing expertise.  With over forty years of experience, Elan has successfully developed and/or manufactured 35 products for clients in over 100 markets worldwide. Elan has over 550,000 square feet of development and manufacturing facilities with capacity to manufacture over 2.5  billion solid oral doses annually between its US and Irish sites. More information is available at http://www.elandrugtechnologies.com/manufacturing

Safe Harbour/Forward-Looking Statements
The statements in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

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